082-03851

4Q 2006 Results Report

(Billions of KRW)

	2006 4Q	2006 3Q	2005 4Q
Sales	5,521	6,054	6,182
Gross Profit	1,207	1,461	1,611
Operating Income	-43	197	211
Ordinary Income	58	31	321
Net Income	48	23	312

- *These 4th quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/MainPage.do?action=init&group_code=irmain&target=irmain*